Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors bags prestigious order of 1000 buses from Haryana Roadways

Chandigarh, November 17, 2022: Tata Motors, India’s largest commercial vehicle manufacturer, today announced that it has bagged a prestigious order of 1000 buses from Haryana Roadways. Tata Motors will supply the 52-seater fully built BS6 diesel buses in a phased manner, as per the contract. Tata Motors buses offer superior passenger comfort, high fuel efficiency, reliability and low total cost of ownership. The e-bidding process was carried out through the Government tender process.

Commenting on the occasion, Mr. Navdeep Singh Virk, IPS, Principal Secretary to Government, Transport Department, Haryana said, “We are delighted to confirm the order of 1000 buses to Tata Motors. The modern and economical BS6 buses will provide benefits to all stakeholders alike, and offer unmatched comfort to the passengers. The induction of the new buses will help in making inter-state public transport even more efficient, allowing smooth commute across the state of Haryana.”

On the momentous occasion, Mr. Rohit Srivastava, Vice President, Product Line – Buses, Tata Motors, said, “We’re pleased to have won the largest and prestigious order from Haryana Roadways. The delivery of these buses will further fortify our partnership with State Government of Haryana and help in offering modern public transport to the citizens of the state. We are committed towards modernising public transportation in India and offer best-in-class comfort and efficiency with our buses.”

Tata Motors commercial vehicles are designed and engineered on the ‘Power of 6’ philosophy, which delivers unparalleled driveability, total cost of operations, comfort and convenience, and connectivity. Tata Motors also offers its flagship initiative, Sampoorna Seva, a bouquet of service offerings including Repair Time Assurance, Breakdown Assistance, Insurance and Accidental Repair Time, Extended Warranty, and other add-on services for vehicle maintenance and upkeep.

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About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

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Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.